NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the ‘NYSE’) hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Class A Common Stock ('Common Stock') of RCS Capital Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on February 1, 2016, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company’s January 4, 2016 announcement that it intends to file a voluntary petition for prearranged Chapter 11 bankruptcy in late January 2016. The contemplated Chapter 11 restructuring will eliminate the Common Stock and preferred equity of the Company. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. 2. Based on the Company’s January 4, 2016 announcement mentioned above, on January 4, 2016, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on January 4, 2016 and by letter on January 5, 2016. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the opening of the trading session on January 4, 2016 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.